Philips and TPV sign agreement on Television joint venture

November 1, 2011

Amsterdam, the Netherlands – Royal Philips Electronics (NYSE:PHG, AEX:PHI) today announced that it has signed the agreement to transfer its Television business into a joint venture with TPV Technology Limited (0903.HK). The new company will be 70% owned by TPV and 30% by Philips. The initial term sheet was announced earlier this year, on April 18.

Closing of the deal, which is expected at the end of the first quarter of 2012, will take place after necessary merger clearance, governmental and TPV shareholder approvals are obtained. As a result of this transaction, Philips will report a pre-tax negative deal result in the fourth quarter of approximately EUR 270 million in addition to approximately EUR 110 million that was already charged in previous quarters. This result includes separation costs of approximately EUR 100 million.

“I am pleased that we have now signed the Television joint venture agreement with TPV. This agreement is important for both Philips and TPV and provides clarity to our consumers, trade partners and employees,” said Philips Chief Executive Officer Frans van Houten. “This joint venture leverages the strengths of both companies to improve the position of Philips Television in the market. It enables Philips to focus on expanding market leadership positions across our Healthcare, Consumer Lifestyle and Lighting sectors.”

“This partnership is an important step in realizing our growth ambitions in the TV space,” said TPV Chairman and Chief Executive Officer Jason Hsuan. “The joint venture is an extension of our ongoing relationship with Philips for many years and we are confident that together we can become a major player in Television globally.”

The joint venture will be responsible for the design, manufacturing, distribution, marketing and sales of Philips’ Television worldwide, with the exception of mainland China, India, United States, Canada, Mexico and certain countries in South America. As part of this transaction, the Philips Television innovation and manufacturing sites, commercial organizations, headquarters and employee base of 3,500 will be transferred into the joint venture.

Key Terms and Conditions of the Transaction

•	Philips will grant the joint venture the right to use the Philips brand for an initial term of five years with an automatic renewal for another five years, subject to the joint venture meeting certain key performance indicators.

•	As of the second year of the license term, the annual royalty payable will be 2.2% of sales with a minimum of EUR 50 million per year.

•	Upon completion of the transaction, TPV will obtain 70% of the shares in the joint venture for a deferred purchase price. This price will be calculated as 70% of an amount equal to four times the joint venture’s average annual EBIT. This right can be exercised at any time as of three years from the completion of the transaction. In addition, at any time after six years from completion, Philips has an option to sell the remaining 30% shareholding in the joint venture for a consideration calculated as 30% of the same formula.

•	Both shareholders will provide funding to the joint venture on a pro-rata basis. This consists of a EUR 100 million equity contribution and EUR 170 million subordinated shareholder loans. Depending on the funding need of the joint venture additional EUR 200 million senior shareholder loans can be made available.

•	Given that pre-closing customer receivables will remain with Philips, Philips will provide a nine-month EUR 100 million senior bridge loan to the joint venture. Any potential extension beyond the nine months of this loan will be on a pro rata basis.

•	Philips will provide a EUR 100 million subordinated loan to TPV.

•	Within the first two years, Philips will provide EUR 185 million one-off advertising and promotion support for the TV business as an investment in the Philips brand. This amount is part of the deal result.

The process of disentangling the TV business from the rest of Consumer Lifestyle is progressing well and according to plan.

For further information, please contact:
Philips Corporate Communications
Joost Akkermans
Tel: +31 631 758 996
E-mail: joost.akkermans@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a diversified health and well-being company, focused on improving people’s lives through timely innovations. As a world leader in healthcare, lifestyle and lighting, Philips integrates technologies and design into people-centric solutions, based on fundamental customer insights and the brand promise of “sense and simplicity.” Headquartered in the Netherlands, Philips employs over 120,000 employees with sales and services in more than 100 countries worldwide. With sales of EUR 22.3 billion in 2010, the company is a market leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as lifestyle products for personal well-being and pleasure with strong leadership positions in male shaving and grooming, portable entertainment and oral healthcare. News from Philips is located at www.philips.com/newscenter.

Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.